Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

August 26, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attention: Matthew Derby, Esq.

Re:	Clickstream Corp.
Amendment No. 6 to Offering Statement on Form 1-A
Filed August 9, 2021
File No. 024-11475

Ladies and Gentlemen:

By letter dated August 19, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Amendment No. 6 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 6 to Form 1-A filed August 9, 2021

Dilution, page 14

1.	We note your response to prior comment 1. Please explain further why have included the investment in Winners and the option to acquire common shares of Winner in your total intangible assets, or revise your dilution calculations accordingly.

COMPANY’S RESPONSE

The Company defines net tangible assets as total assets less intangible assets, less all liabilities. Based upon this definition we have calculated net tangible worth of $2,368,000 as follows (as revised we have removed as a deduction from our prior calculation the intangible asset portion representing the amount for Winners Inc’s investment of $297,000 and option of $100,000):

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

Net Tangible Assets
Current assets	$3,055,000
Non-current assets	525,000
Total assets	$3,580,000

Less:
Current liabilities	$1,034,000
Par value of preferred stock (temporary equity)	50,000
Intangible assets - intellectual property	128,000
Total liabilities	$1,212,000

Net tangible worth	$2,368,000

The dilution table has been updated to reflect this change.

Related Party Transactions, page 28

2.	We note your response to prior comment 2. Please address the following as it relates to your Related Party Transactions:

●	Revise to include a discussion of Winners 10 for 1 forward split and the resulting post-split 5.0 million shares now held by the company.
●	Revise Notes B on page 29 to correct the value and resulting gain for your Investment in Winners at and for the period ended March 31, 2021.
●	Revise Note C to correct the value of the option to acquire common shares of Winners at March 31, 2021 to $100,000 and remove your discussion in the Note regarding the value of the investment in Winners.
●	Revise Note C to disclose that the option to exercise common shares of Winners has been further extended to August 31, 2021.

COMPANY’S RESPONSE

The following revisions have been made:

●	Discussion of 10 for 1 forward split of Winners, Inc and resulting post-split 5,000,000 shares has been included in Note B on page 29,
●	Revised Note B on page 29 to correct the value and resulting gain/loss on investment for the period ended March 31, 2021,
●	Revised Note C to report only the option of $100,000 while removing reference of the investment in Winners.
●	Revised Note C regarding the extension of the option to August 31, 2021.

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

Note 5. Acquisition of Nebula Software Corp. (Asset Purchase), page 58

3.	You state in response to prior comment 3 that Note 5 has been amended to include disclosures provided in your response, however, no such revisions are noted in the filing. Please revise as previously requested.

COMPANY’S RESPONSE

We have revised Notes to include the applicable disclosure.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer

cc:            David L. Ficksman